Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31
	2006	2007	2008	2009	2010	2011
Earnings
Pre-tax income *	$33,030	$28,098	$101,701	$60,148	$67,070	$10,363
Fixed charges	19,783	19,766	26,850	27,368	39,164	11,883

Total earnings	$52,813	$47,864	$128,551	$87,516	$106,234	$22,246

Fixed Charges
Interest expense	$19,151	$18,896	$25,346	$24,878	$35,982	$11,158
Rental interest factor	632	870	1,504	2,490	3,182	725

Total fixed charges	$19,783	$19,766	$26,850	$27,368	$39,164	$11,883

Ratio of earnings to fixed charges	2.7x	2.4x	4.8x	3.2x	2.7x	1.9x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.